SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 0-20190
CUSIP Number: 052666302

☒ Form 10-K     ☐ Form 20-F     ☐ Form 11-K     ☐ Form 10-Q     ☐ Form N-SAR      ☐ Form N-CSR

For the Period Ended: June 30, 2017

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Authentidate Holding Corp.
Full Name of Registrant

2225 Centennial Drive
Address of Principal Executive Offices (street and number)

Gainesville, GA 30504
City, State and Zip Code

PART II — RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant’s statements or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Authentidate Holding Corp. (the “Registrant”) files this report for a fifteen (15) day extension for filing its Annual Report on Form 10-K for the fiscal year ended June 30, 2017 (“Form 10-K”). The Registrant will not be in position to file its Form 10-K by the prescribed filing date without unreasonable effort or expense due to the delay experienced by the Registrant in completing its financial statements and other disclosures in the Form 10-K, which has resulted in a delay by the Registrant in obtaining a final review of its financial statements and other information contained in the Form 10-K by its Board of Directors and independent registered public accounting firm. In addition, due to the fact that the Registrant changed its independent registered public accounting firm within the past year and is required to obtain the consent of its predecessor public accounting firm, management requires additional time to complete all necessary procedures in connection with finalizing its Form 10-K. As a result, the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2017 cannot, without unreasonable effort and expense, be filed before its due date. The Company anticipates that it will be able to file the Form 10-K for the fiscal year ended June 30, 2017 within the fifteen-day extension period afforded by SEC Rule 12b-25 under the Securities Exchange Act of 1934, as amended, although there can be no assurance that the Company will be able to file the Form 10-K during the extension period.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Michael J. Poelking	(678)	276-8412

Name	Area Code	Telephone Number

(2) Have all other periodic reports required under Section 13 or 15 (d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Narrative Response to Part IV, Question (3):

The Registrant is filing this Form 12b-25 for a 15-day extension for filing its Annual Report on Form 10-K for the fiscal year ended June 30, 2017 to enable the Company to complete the financial statements and other disclosures contained in the Form 10-K and allow for a complete review of such items by the Board of Directors and its independent registered public accounting firm. Management expects that operating results for the fiscal year ended June 30, 2017 (the “2017 Period”) may significantly vary compared to the fiscal year ended June 30, 2016 (the “2016 Period”).

The Registrant anticipates reporting revenues of approximately $20.8 million for the 2017 Period compared to revenues of approximately $34.6 million for the 2016 Period. The decrease in revenues for the 2017 Period is primarily due to a reduction in the maximum reimbursement rates payable to the Company for the services it provides to its customers, as well as a decrease in the sample testing volumes and the imposition of more stringent payment guidelines, as previously reported by the Registrant. Further, due to these factors, the Registrant expects to report an operating loss for the 2017 Period of approximately $3.7 million, as compared to income from operations of $5.8 million for the 2016 Period. In addition, the Registrant anticipates that the value of the deferred tax asset to be included on its consolidated balance sheet as of the fiscal year ended June 30, 2017 will reflect a significant decrease as compared to the 2016 Period. This change will result in a significant increase to its income tax provision for the 2017 Period on its consolidated income statement, which has not yet been fully quantified. However, the increase to its income tax provision is anticipated to result in the Registrant reporting a net loss for the 2017 Period, compared to net income of $5.6 million for the 2016 Period. However, since the Registrant has not completed its financial statements and other disclosures in the Form 10-K, and the audit of the financial statements has therefore not been completed, the financial information contained herein is subject to adjustment.

Forward-Looking Statements

Certain statements in this filing are “forward-looking statements.” These statements relate to future events or the Company’s future financial performance and involve known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of the Company or its industry to be materially different from those expressed or implied by any forward-looking statements. In some cases, forward-looking statements can be identified by terminology such as “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential” or the negative of those terms or other comparable terminology. The Company has based these forward-looking statements on its current expectations, assumptions, estimates and projections. While the Company believes these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond the Company’s control, including the time, effort and expense to remediate one or more material weaknesses in its internal control over financial reporting. These and other important factors, including those discussed under “Risk Factors” in the Company’s Form 10-K for the fiscal year ended June 30, 2016, as well as the Company’s subsequent filings with the United States Securities and Exchange Commission, may cause actual results, performance or achievements to differ materially from those expressed or implied by these forward-looking statements. The forward-looking statements in this filing are made only as of the date hereof, and unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Authentidate Holding Corp.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 28, 2017	By:	/s/ Michael J. Poelking
Michael J. Poelking
Chief Financial Officer

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